

December 11, 2012

Mr. Randy Hales
1823 Standing Oak Drive
Draper, Utah 84020

Re: Employment Agreement

Dear Randy:

This letter agreement confirms your appointment by the Board of Directors ("Board") of ZAGG Inc, a Nevada corporation ("ZAGG" or the "Company"), and sets forth the terms of your employment with ZAGG, as well as our understanding with respect to any termination of that employment relationship. Effective on the date set forth above (the "Effective Date"), this letter agreement supersedes in their entirety all prior agreements, including the Employment Agreement between you and the Company dated December 12, 2011, regarding your employment by the Company.

1. Position and Duties. You will be employed by the Company as Chief Executive Officer. In such positions, you will have the duties and authority at a level consistent with the duties and authority set forth on Exhibit A. You accept employment with the Company on the terms and conditions set forth in this Agreement, and you agree to devote your full business time, energy and skill to your duties. You shall report solely and directly to the Board. You also currently serve as a member of the Board, with a term of office expiring at ZAGG's annual meeting of stockholders in 2013. For so long as you remain Chief Executive Officer of the Company, the Board will nominate you to the Board and, if re-elected, you shall serve as a member without additional consideration. In addition, you will participate as an *ex officio* member of each committee of the Board.

2. Term of Employment. Your employment at the Company remains "at-will" and either you or the Company may terminate your employment at any time, with or without cause, subject to the provisions of Paragraphs 4, 5 and 6 below.

3. Compensation. You will be compensated for your services to the Company as follows:

(a) Salary: As of the Effective Date, your annual base salary is $692,000.00, payable bi-weekly in accordance with the Company's normal payroll practices. The Compensation

Committee of the Board (the "Compensation Committee") shall review your base salary and other compensation at least annually and shall modify such amounts as the Compensation Committee deems appropriate in the sole discretion of the Compensation Committee.

(b)   Annual Cash Incentive. Subject to the Company's achievement of various financial goals established and approved by the Board or the Compensation Committee under the ZAGG Management Performance Bonus Plan, as such may be amended, modified or cancelled, your annual cash incentive shall be in an amount up to $208,000. In its discretion the Compensation Committee may award additional incentive compensation. All bonus payments for a fiscal year will be paid no later than 90 days after the close of that fiscal year.

(c)   Annual Equity Compensation. Subject to the terms of the ZAGG Management Performance Bonus Plan, as such may be amended, modified or cancelled, and specifically including the vesting provisions thereof, your annual restricted stock award shall be that number of shares which is the quotient obtained by dividing $658,000 by the closing price of the Company's common stock on the date of grant.

(d)   Previous Stock and Options Awards: Restricted stock granted under the Restricted Stock Grant Agreement between you and the Company dated December 12, 2011, will continue to vest, all as more fully described in the Restricted Stock Grant Agreement. Director stock options granted under the Incentive Stock Option Agreement dated October 12, 2010, between you and the Company will continue to vest, all as more fully described in the Incentive Stock Option Agreement.

(d)   Benefits: You will have the right, on the same basis as other employees of the Company, to participate in and to receive benefits under any applicable medical, disability or other group insurance plans, as well as under the Company's business expense reimbursement and other policies. You will accrue paid vacation in accordance with the Company's vacation policy. The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time.

4.   Voluntary Termination. In the event that you voluntarily resign from your employment with the Company, or in the event that your employment terminates as a result of your death or Disability (as defined below), you will be entitled to no compensation or benefits from the Company other than those earned under Paragraph 3 through the date of your termination. You agree that if you voluntarily terminate your employment with the Company for any reason, you will provide the Company with 30 days' written notice of your resignation. The Company may, in its sole discretion, elect to waive all or any part of such notice period and accept your resignation at an earlier date.

5.   Other Termination. Your employment may be terminated under the circumstances set forth below.

(a)   Termination for Cause: If your employment is terminated by the Company for cause as defined below, you shall be entitled to no compensation or benefits from

the Company other than those earned under Paragraph 3 through the date of your termination for cause.

For purposes of this Agreement, a termination "for cause" occurs if you are terminated for any of the following reasons: (i) theft, dishonesty or falsification of any employment or Company records; (ii) improper disclosure of the Company's confidential or proprietary information resulting in damage to the Company; (iii) any action by you which has a material detrimental effect on the Company's reputation or business; (iv) your failure or inability to perform any assigned duties after written notice from the Company to you of, and a reasonable opportunity to cure, such failure or inability; (v) your conviction (including any plea of guilty or no contest) of a felony, or of any other criminal act if that act impairs your ability to perform your duties under this Agreement or (vi) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation. For purposes of this paragraph only, "Company" shall mean ZAGG and its direct and indirect subsidiaries.

(b)   Termination Without Cause: As indicated above, your employment by the Company is "at will". If a Separation (as defined below) occurs because your employment is terminated by the Company without cause (and not as a result of your death or Disability), and if you sign a general release of known and unknown claims in form satisfactory to the Company, you will receive severance payments equal to your current compensation, less applicable withholding, for twelve (12) months after the date of the Separation. Your current compensation shall mean the sum of your base salary plus your current annual targeted bonus amount. Severance payments representing base salary will be made periodically in accordance with the Company's normal payroll schedule, and the severance payment representing the annual targeted bonus amount will be made in one lump sum at the end of the twelve-month severance period, less applicable withholding. The Company will deliver the form of release to you within 30 days after your Separation. You must execute and return the release within the period set forth in the prescribed form. The salary continuation payments will commence within 30 days after you return the release. During the twelve-month severance period, the Company will pay the premiums to continue your group health insurance coverage under COBRA if you are eligible for COBRA and have elected continuation coverage under the applicable rules. However, the Company's COBRA obligations shall immediately cease to the extent you become eligible for benefits from a subsequent employer.

For purposes of this Agreement, "Separation" means a "separation from service," as defined in the regulations under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this Agreement, "Disability" means (A) your inability, by reason of physical or mental illness or other cause, to perform your duties hereunder on a full-time basis for a period of 90 days in any one year period, or (B) in the discretion of the Board, as such term is defined in any disability insurance policy in effect at the Company during the time in question.

(c)   Commencement of Payments. For purposes of Section 409A of the Code, each salary continuation payment under Paragraph (b) above is hereby designated as a separate

payment. If the Company determines that you are a "specified employee" under Section 409A(a)(2)(B)(i) of the Code at the time of your Separation, then (i) the salary continuation payments under Paragraph (b) above, to the extent that they are subject to Section 409A of the Code, will commence during the seventh month after your Separation and (ii) the installments that otherwise would have been paid during the first six months after your Separation will be paid in a lump sum when the salary continuation payments commence.

6.   Change of Control Severance Agreement. In the event that any amounts become payable to you under the Change of Control Agreement dated December 12, 2011, among you, and the Company or under any successor agreement, the aggregate amount of any amounts payable to you under Paragraph 5(b) of this Agreement will be reduced, but only to the extent necessary so as to prevent the duplication of severance payments to you.

7.   Confidential and Proprietary Information and Indemnity. As a condition of your employment, you have signed an employee confidentiality, assignment of inventions and non-competitions agreement, as amended, which includes a covenant that you will not to compete with the Company in connection with the design, manufacture, marketing, sales or distribution of accessories for consumer mobile electronic devices during the term of your employment and for a period of two (2) years thereafter. The Indemnity Agreement between you and the Company dated December 12, 2011 is hereby ratified.

8.   Severability. If any provision of this Agreement is deemed invalid, illegal or unenforceable, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected.

9.   Assignment. In view of the personal nature of the services to be performed under this Agreement by you, you cannot assign or transfer any of your obligations under this Agreement.

10.   Entire Agreement. This Agreement and the agreements referred to above constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements between you and the Company regarding your employment, whether written or oral.

11.   Modification. This Agreement may only be modified or amended by a supplemental written agreement signed by you and an authorized representative of the Company.

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EXHIBIT A

Duties and Authority:

- President and Chief Operating Officer of the Company
- Such other duties and responsibilities as may be determined from time to time by the Board.